                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                AMREP Corporation
                      ------------------------------------
                                 Name of Issuer

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    032159105
                                ----------------
                                  CUSIP Number

                                Nick G. Karabots
                                 P. O. Box 736
                           Fort Washington, PA  19034
                                  (215) 643-5800
       ------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 31, 1994
                      ------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    PAGE 1 OF 17
                                                        EXHIBIT INDEX ON PAGE 10

CUSIP No. 032159105                                           Page 2 of 10 pages

- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nick G. Karabots  ###-##-####
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)[  ]
                                                            (b)[  ]
- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

              PF, BK, AF, OO
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                      United States
- --------------------------------------------------------------------------------
                                             7.  SOLE VOTING POWER

         NUMBER OF                                 1,784,913
          SHARES                             -----------------------------------
        BENEFICIALLY                         8.  SHARED VOTING POWER
         OWNED BY
           EACH                                    0
      REPORTING PERSON                       -----------------------------------
           WITH                              9.  SOLE DISPOSITIVE POWER

                                                   1,784,913
                                             -----------------------------------
                                             10.  SHARED DISPOSITIVE POWER

                                                     0
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
             1,784,913
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                            [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.5%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

                     IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032159105                                           Page 3 of 10 Pages


     This Amendment No. 3 to Schedule 13D ("Statement") amends and restates the entire text of the statement on Schedule 13D dated August 4, 1993, as amended by Amendment No. 1 dated December 22, 1993 and Amendment No. 2 dated January 21, 1994, each as previously filed in paper format, relating to the Common Stock, $.10 par value, of AMREP Corporation, an Oklahoma corporation. This Statement is the first electronic amendment to the Schedule 13D filed by the reporting person with respect to such Common Stock.

ITEM 1.  SECURITY AND ISSUER

     This Statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), of AMREP Corporation, an Oklahoma corporation (the "Corporation"). The Corporation's principal executive offices are located at 10 Columbus Circle, New York, NY 10019.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by Nick G. Karabots ("Mr. Karabots"). Mr. Karabots' principal business address is P.O. Box 736, Fort Washington, PA
19034. His principal occupation is owning and operating businesses, primarily in the fields of printing, publishing and real estate development. Mr. Karabots is a United States citizen.

     Before December 31, 1993, certain of the shares reported in this Statement were beneficially owned by Mr. Karabots indirectly through Kappa Publishing Group, Inc., a Pennsylvania corporation ("Kappa") and SLC Graphics, Inc., a Delaware corporation ("SLC"). Mr. Karabots is the controlling shareholder, sole director and chief executive officer of each of Kappa and SLC. The principal business addresses of both Kappa and SLC is P.O. Box 736, Fort Washington, PA 19034. On December 31, 1993, Kappa transferred all of its shares of the Corporation to SLC.

     During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Karabots acquired beneficial ownership of an aggregate of 575,593 shares (the "Shares") of the Common Stock on August 4, 1993 at a closing (the "Closing") of the transactions contemplated in an Agreement and Plan of Reorganization, dated August 4, 1993 (the "Agreement"), between the Corporation and Capital Distributing Co., a Pennsylvania corporation ("Capital"), Kappa and Mr. Karabots. Mr. Karabots is the sole shareholder, sole director and chief

CUSIP No. 032159105                                          Page 4 of 10 pages

executive officer of Capital. A copy of the Agreement is filed as Exhibit A hereto and incorporated herein by reference.

     Under the terms of the Agreement, Capital and Kappa assigned and transferred to the Corporation, and the Corporation acquired from Capital and Kappa, certain rights, titles and interests in and to certain distribution contracts with publishers of the magazines distributed by Capital and Kappa, in exchange solely for the Shares (of which 500,593 were acquired by Capital and 75,000 were acquired by Kappa) and the assumption by the Corporation of certain obligations under the assigned contracts. (See Sections 2.2 and 3.1 of the Agreement.)

     At the Closing, Capital assigned, transferred and delivered 500,593 Shares, being all of the Shares acquired by Capital from the Corporation, to Mr. Karabots in satisfaction of a portion of a secured debt obligation of Capital to Mr. Karabots. The value of such Shares for the purpose of satisfying such debt obligation was to be determined by an independent valuation to be conducted by Deloitte & Touche or another firm satisfactory to Capital. The closing price of the Common Stock on August 4, 1993 was $7 1/8 per share as reported in The Wall Street Journal (Eastern Edition).

     Mr. Karabots acquired beneficial ownership of an aggregate of 13,000 shares of Common Stock of the Corporation through open market purchases made by SLC on December 22, 23 and 27, 1993. SLC made these purchases using general corporate funds.

     Mr. Karabots acquired beneficial ownership of 1,196,320 shares (the "Bedford Shares") of Common Stock held by Peter B. Bedford ("Mr. Bedford"), upon entering into a Share Purchase Agreement with Mr. Bedford on January 21, 1994 (the "Share Purchase Agreement"), a copy of which is attached as Exhibit D hereto and incorporated herein by reference. Mr. Karabots intends to acquire the Bedford Shares in accordance with the Share Purchase Agreement, either directly or through a controlled corporation, and may use personal funds, corporate funds, borrowed funds or a combination thereof to consummate the acquisition, depending upon the circumstances at such time.

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Karabots has acquired all of the shares reported on this Statement as an investment. Mr. Karabots believes that the Common Stock represents a good investment, and, depending upon market conditions, it is Mr. Karabots' good faith intention to acquire at least 25 percent of the issued and outstanding shares of Common Stock.

     Alternatively, while it is not the present intention of Mr. Karabots to do so, depending upon market conditions and the course of action that Mr. Karabots determines to pursue, Mr. Karabots may, directly or indirectly, discontinue purchasing shares of Common Stock at any time, and, in compliance with applicable securities laws and certain restrictions contained in the Transfer Agreement referred to in Item 6 below, Mr. Karabots may, directly or indirectly, attempt to dispose of some or all of the Shares and any other shares of Common

CUSIP No. 032159105                                           Page 5 of 10 pages

Stock then beneficially owned by him, in the open market, in privately negotiated transactions or otherwise.

     Under the Agreement, the Corporation agreed to take certain steps to place Mr. Karabots on its board of directors (the "Board"). (See Item 6 below and Section 7.1 of the Agreement). Mr. Karabots now serves as a member of the Board and routinely participates in discussions with the Chairman and other directors of the Corporation relating, among other things, to the selection of directors and the filling of vacancies on the Board. Mr. Karabots also participates, as a member of the Board, in making nominations of persons to serve as directors of the Corporation.

     Other than as disclosed in this Statement, none of the persons named in
Item 2 above presently has any plan or proposal that relates to or might result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

CUSIP No. 032159105                                           Page 6 of 10 pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Karabots beneficially owns all of the 1,784,913 shares of Common Stock reported on this Statement, which shares represent approximately 24.5% of the outstanding shares of the Common Stock.1/ For a brief period at the Closing and prior to the transfer of 500,593 Shares to Mr. Karabots, Capital beneficially owned 500,593 Shares, which represented approximately 7% of the outstanding shares of the Common Stock, but since the Closing, Capital has not beneficially owned any shares of the Common Stock. (See Item 3 above.)

     (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 1,784,913 shares of Common Stock reported on this Statement.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Corporation has agreed, subject to certain conditions, that it will include Mr. Karabots (or, in certain circumstances, his designee) in the slate of nominees to be recommended for election to the Corporation's board of directors and that the shares of the Corporation represented by proxies solicited on behalf of the board of directors with respect to such election which may be voted in favor of Mr. Karabots' election will be so voted. The Corporation's obligations in this regard are conditioned upon (a) Mr. Karabots and his affiliates continuing to own, beneficially, a majority of the Shares,
(b) Mr. Karabots not suffering from any disability which renders him unable to discharge his duties and responsibilities as a director and (c) no event existing as to Mr. Karabots as described in any of subdivisions (1) through (6) of Item 401(f) of Regulation S-K of the Securities and Exchange Commission as in effect on August 4, 1993. (See Section 7.1 of the Agreement and Item 4 above.)

     At the Closing, a Stock Transfer Agreement, dated August 4, 1993 (the "Transfer Agreement"), was entered into between the Corporation, Capital, Kappa and Mr. Karabots, a copy of which is filed as Exhibit B hereto and incorporated herein by reference. Under the Transfer Agreement, Mr. Karabots and Kappa are subject to certain restrictions on the transfer of the Shares. (See Section 2 of the Transfer Agreement.)

     At the Closing, Mr. Karabots also entered into an Additional Publications Agreement dated August 4, 1993 (the "Additional Publications Agreement") with Kable News Company, Inc., an Illinois corporation and wholly-owned subsidiary

- ---------------------------
1/ The percentage of outstanding shares of the Common Stock was calculated with reference to the shares outstanding as of December 10, 1993, as reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1993.

CUSIP No. 032159105                                           Page 7 of 10 pages


of the Corporation ("Kable"), a copy of which is filed as Exhibit C hereto and incorporated herein by reference. The Additional Publications Agreement provides that if Mr. Karabots or an affiliate acquires a Controlling Interest in a Covered Publication (as those terms are defined in Section 1 of the Additional Publications Agreement) of which Kable is the distributor, the terms and conditions of the then existing distribution contract with Kable will continue for the remaining term of the contract, and after the expiration of such term, Kable and the Controlled Publisher (as defined in Section 1 of the Additional Publications Agreement) will enter into a new distribution contract with specified provisions. (See Section 3(a) of the Additional Publications Agreement.) Mr. Karabots has no obligations under the Additional Publications Agreement in respect of any such acquisition of a Covered Publication of which Kable is not the distributor, or with respect to any new publication not subject to an existing distribution contract with Kable, so long as he and his affiliates continue to own a majority of the 575,593 Shares acquired from the Corporation on August 4, 1993. From and after such time as Mr. Karabots and his affiliates own less than a majority of such Shares and subject to certain time and other conditions, if Mr. Karabots or an affiliate acquires a Controlling Interest in a Covered Publication of which Kable is not the distributor, Kable and the Controlled Publisher will be required to enter into a distribution contract for a three-year term with specified provisions. (See Section 3(b) of the Additional Publications Agreement.) Likewise, if a Controlled Publisher begins to publish a new publication which is not subject to an existing distribution contract with Kable, Kable and the Controlled Publisher will be required to enter into a distribution contract as to such new publication with specified provisions. (See Section 3(c) of the Additional Publications Agreement.)

     On January 21, 1994, Mr. Karabots and Mr. Bedford entered into the Share Purchase Agreement, which provides for the purchase of the Bedford Shares by Mr. Karabots at a price of ten dollars per share or a total purchase price of $11,963,200. The Share Purchase Agreement provides that Mr. Karabots may assign his right to purchase the Bedford Shares to a corporation controlled by him. In accordance with the Share Purchase Agreement, the purchase and sale of the Bedford Shares will be consummated at a closing to be held on February 14, 1994, subject to the termination prior to that date of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder, or, if such termination has not occurred prior to that date, as soon as practicable after the expiration or earlier termination of such waiting periods, or on such other date as Messrs. Karabots and Bedford may agree. See Exhibit D (Section 1.1).

     Except as disclosed in this statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Corporation.

CUSIP No. 032159105                                          Page 8 of 10 pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following are filed herewith as exhibits:

     A. Agreement and Plan of Reorganization, dated August 4, 1993, between AMREP Corporation and Capital Distributing Co., Kappa Publishing Group, Inc. and Nick G. Karabots.

     B. Stock Transfer Agreement, dated August 4, 1993, between AMREP Corporation, Capital Distributing Co., Kappa Publishing Group, Inc. and Nick G. Karabots.

     C. Additional Publications Agreement dated August 4, 1993 between Kable News Company, Inc. and Nick G. Karabots.

     D. Share Purchase Agreement, dated January 21, 1994, between Nick G. Karabots and Peter B. Bedford.

CUSIP No. 032159105                                           Page 9 of 10 pages


                                   SIGNATURE
                                   ---------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





     February 3, 1994                       /s/ Nick G. Karabots
  ------------------------------          ----------------------------------
         Date                              Nick G. Karabots

CUSIP No. 032159105                                          Page 10 of 10 pages


                                 EXHIBIT INDEX



Exhibit                                                     Page No.
- -------                                                     --------

Share Purchase Agreement, dated January 21, 1994,
between Nick G. Karabots and Peter B. Bedford                  11
(previously filed in paper format with Amendment No. 2)

                           SHARE PURCHASE AGREEMENT

        This Share Purchase Agreement ("Agreement") is made and entered into on the 21st day of January, 1994, by and between Nick G. Karabots, a resident of Pennsylvania ("Karabots"), and Peter B. Bedford, a resident of California ("Bedford"), with reference to the following background:

        A. Bedford is the owner of 1,196,320 shares (the "Shares") of the Common Stock, par value $.10 per share, of AMREP Corporation, an Oklahoma corporation ("AMREP").

        B. Bedford wishes to sell the Shares to Karabots for $10.00 per share or a total purchase price of $11,963,200, and Karabots wishes to purchase the Shares for such purchase price.

        NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

                             ARTICLE I - The Sale

        1.1 The Sale. At a closing (the "Closing") to be held at the offices of Greene, Radovsky, Maloney & Share, Suite 4200, Spear Street Tower, One Market Plaza, San Francisco, California, on February 14, 1994, or if the condition specified in Sections 3.1(d) and 3.2(b) hereof shall not then have been satisfied, then as promptly as practicable after the date on which such condition shall have been satisfied, but in no event later than ten days after such condition shall have been satisfied, or at such other place or on such other date as the parties hereto shall mutually agree (the "Closing Date"), Bedford shall sell to Karabots, and Karabots shall purchase from Bedford, the Shares for a price per share of $10.00, or an aggregate purchase price of $11,963,200 (the "Purchase Price"), payable in accordance with Section 1.2 hereof.

        1.2 Payment of Purchase Price and Delivery of Shares. At the Closing, Bedford shall deliver to Karabots the certificates representing the Shares free and clear of all pledges, liens, encumbrances, claims and other charges of any kind (including, without limitation, any agreements, subscriptions, options, warrants, calls, commitments or rights of any character granting to any person any interest in or right to acquire from Bedford at any time or upon the happening of any stated event, any of the Shares) (collectively, "Encumbrances") other than the rights of Karabots pursuant to this Agreement, and duly endorsed in blank or with separate stock powers attached thereto and executed in blank (in each case, with all signatures medallion guaranteed by a financial institution that is a member of The Securities Transfer Association Medallion Program, New York Stock Exchange Medallion Program or Stock Exchange Medallion Program), in exchange for the delivery by Karabots to Bedford of the Purchase

Price by wire transfer of federal funds to such bank account as shall be specified in a written notice from Bedford delivered to Karabots not less than three business days prior to the Closing Date.

        1.3 Equitable Remedies. Bedford acknowledges that the Shares are unique and otherwise not available and agrees that in addition to any other remedies, Karabots may invoke any equitable remedies to enforce delivery of the Shares hereunder, including, without limitation, an action or suit for specific performance.

         ARTICLE II - Representations and Warranties

        2.1 Representations and Warranties of Bedford. Bedford hereby represents and warrants to Karabots as follows:

             (a) Ownership of the Shares. Bedford is the lawful owner, beneficially and of record, of the Shares. On the date hereof, the Shares are free and clear of all Encumbrances except for the liens existing pursuant to a pledge agreement in favor of Kemper Investors Life Insurance Company and another pledge agreement in favor of FKLA Realty Corporation, as agent for a group of lenders (collectively, the "Liens") and the rights of Karabots pursuant to this Agreement. On the Closing Date, the Liens will have been removed and the Shares will be free and clear of all Encumbrances except for the rights of Karabots pursuant to this Agreement. The Shares constitute all of the shares of capital stock of AMREP owned, beneficially or of record, by Bedford.

             (b) Authority Relative to this Agreement. Bedford has the power to execute, deliver and perform this Agreement and to carry out his obligations hereunder. Bedford is not subject to or obligated under any contract provision or other agreement, or subject to any order, decree, law, rule or regulation, which would be violated by his executing and carrying out this Agreement and selling the Shares to Karabots as provided herein. No authorization, consent or approval of any third party is necessary for the consummation by him of the transactions contemplated hereby, except for the authorization and consent of Kemper Investors Life Insurance Company and FKLA Realty Corporation, as agent for a group of lenders, with respect to the removal of the Liens, which will have been obtained prior to the Closing Date.

             (c) Status of Shares. All of the Shares were purchased by Bedford in open market purchases consummated between November 27, 1989 and November 9, 1990, upon the terms and conditions set forth on the Schedule 13D (as amended by Amendment Nos. 1-6 thereto) filed by Bedford with the Securities and Exchange Commission. None of the certificates representing the Shares contains any restrictive legends or is subject to any restriction on transfer, except for any restrictions that may arise under the federal securities laws.

             (d) Status and Knowledge of Bedford. Bedford is not a director or officer of AMREP. With Karabots' permission, no representation is made as to Bedford's status as an affiliate (as defined in Rule 144 promulgated under the Securities Act of 1933, as amended) of AMREP. Bedford has no knowledge of any material information that is inconsistent with the information regarding AMREP that is publicly available.

        2.2 Representations and Warranties of Karabots. Karabots hereby represents and warrants to Bedford as follows:

             (a) Authority Relative to this Agreement. Karabots has the power and authority to execute, deliver and perform this Agreement and to carry out his obligations hereunder. Karabots is not subject to or obligated under any contract provision or other agreement, or subject to any order, decree, law, rule or regulation, which would be violated by his executing and carrying out this Agreement. No authorization, consent or approval of any third party is necessary for the consummation by him of the transactions contemplated hereby, except for filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder (the "H-S-R Act") (and Karabots shall use his best efforts to make all required H-S-R Act filings as promptly as practicable and shall request early termination of all applicable waiting periods thereunder).

             (b) Status and Knowledge of Karabots. Karabots is a director and shareholder of AMREP and is generally familiar with the financial condition, business and prospects of AMREP. Karabots acknowledges that he has all the information he considers necessary or appropriate for deciding whether to purchase the Shares. Karabots has no knowledge of any material information that is inconsistent with the information regarding AMREP that is publicly available.

             (c) Investment Intent. Karabots is purchasing the Shares for investment and not with a view to the distribution thereof.

        2.3 Survival of Representations. All of the representations and warranties of each party shall survive the Closing and, notwithstanding any investigation conducted before or after the Closing or the decision of either party to complete the Closing, the parties hereto shall be entitled to rely upon the representations and warranties set forth herein.

                       ARTICLE III - Conditions Precedent

        3.1 Conditions Precedent to Karabots' Obligations. The obligations of Karabots under this Agreement are subject to the conditions that (a) the representations and warranties of Bedford set forth in Section 2.1 hereof shall be true at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, (b) Bedford shall have delivered to Karabots a certificate dated the Closing Date to such effect, (c) Karabots shall continue to be alive and shall not be disabled within the meaning of Section 105(d)(4) of the Internal Revenue Code of 1986, as amended, and (d) all applicable waiting periods under the H-S-R Act shall have expired or early termination thereof shall have been granted.

        3.2 Conditions Precedent to Bedford's Obligations. The obligations of Bedford under this Agreement are subject to the conditions that (a) the representations and warranties of Karabots set forth in Section 2.2 hereof shall be true at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, and Karabots shall have delivered to Bedford a certificate dated the Closing Date to such effect and (b) all applicable waiting periods under the H-S-R Act shall have expired or early termination thereof shall have been granted.

                        ARTICLE IV - General Provisions

        4.1  Brokers' and Finders' Fees.

             (a) Karabots represents and warrants to Bedford that all negotiations relating to this Agreement have been carried on by Karabots directly without the intervention of any person, firm, corporation or entity who or which may be entitled to any brokerage fee or other commission in respect of the execution of this Agreement or the consummation of the transactions contemplated hereby, and Karabots agrees to indemnify and hold Bedford harmless against any and all claims, losses, liabilities or expenses which may be asserted against Bedford as a result of any dealings, arrangements or agreements between Karabots and any such person, firm, corporation or entity.

             (b) Bedford represents and warrants to Karabots that all negotiations relating to this Agreement have been carried on by Bedford directly without the intervention of any person, firm, corporation or entity who or which may be entitled to any brokerage fee or other commission in respect of the execution of this Agreement or the consummation of the transactions contemplated hereby, and Bedford agrees to indemnify and hold Karabots harmless against any and all claims, losses, liabilities or expenses which may be asserted against Karabots as a result of any dealings, arrangements or agreements between Bedford and any such person, firm, corporation or entity.

        4.2 Expenses. Each party hereto shall pay his own expenses incidental to the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated hereby.

        4.3 Contents of Agreement; Parties in Interest, Etc. This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby, and it shall not be amended or terminated except by a written instrument duly executed by each of the parties hereto. Any and all previous agreements and understandings between the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

        4.4 Assignment and Binding Effect. Karabots may assign his rights under this Agreement to any corporation controlled by him. Except as otherwise provided in the next preceding sentence, this Agreement may not be assigned by either party hereto without the prior written consent of the other party. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, successors and assigns of the parties hereto.

        4.5 Waiver. Any term or provisions of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument executed by such party.

        4.6 Notices. Any notice or other communication which is required hereunder or given pursuant hereto shall be in writing and shall be deemed given only if delivered personally, or sent by a recognized courier service, addressed to the persons to receive such notice or communication as given below, or such other persons or addresses as may hereafter be designated by notice in writing:

          If to Bedford, to:

               Peter B. Bedford
               Bedford Properties Investors
               P.O. Box 1267
               Lafayette, CA 94549

          With copies to:

               Martin I. Zankel, Esq.
               Zankel & McGrane, P.C.
               One Embarcadero Center
               Suite 1200
               San Francisco, CA 94111

                    and

               Joseph S. Radovsky, Esq.
               Greene, Radovsky, Maloney & Share
               Suite 4200, Spear Street Tower
               One Market Plaza
               San Francisco, CA 94105

          If to Karabots, to:

               Nick G. Karabots
               Brookside Farm
               110 Skippack Pike
               Fort Washington, PA 19034

          With a copy to:

               Edward B. Cloues, II, Esq.
               Morgan, Lewis & Bockius
               2000 One Logan Square
               Philadelphia, PA 19103-6993

Any such notice or communication shall be deemed to have been given and to be effective as of the date received.

        4.7 Governing Law. This Agreement shall be governed and interpreted in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to the principles of conflicts of law thereof.

        4.8 No Benefit to Others. The representations, warranties and agreements contained in this Agreement are for the sole benefit of the parties hereto and their heirs, successors and permitted assigns, and they shall not be construed as conferring and are not intended to confer any rights on any other persons.

        4.9 Further Assurances. Each party shall execute and deliver such further instruments and do such further acts and things as may be necessary or desirable to carry out this Agreement and the sale of the Shares to Karabots as provided herein.

        4.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument. This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures of each of the parties hereto.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first written above.

                              /s/ Nick G. Karabots
                              -------------------------
                              Nick G. Karabots

                              /s/ Peter B. Bedford
                              -------------------------
                              Peter B. Bedford


Commonwealth of Pennsylvania
                              ss
County of Montgomery

     On this the 21st day of January, 1994, before me personally appeared Nick
G. Karabots, to me known and known by me to be the individual described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same of his own free will for the purposes therein set forth.

     IN WITNESS WHEREOF, I hereunto set my hand and official seal.

                              /s/ Kathryn D. Schrader
                              -------------------------
                              Notary Public

SEAL                          My commission expires:


State of California
                              ss
County of Contra Costa

     On this the 21st day of January, 1994, before me personally appeared Peter
B. Bedford, to me known and known by me to be the individual described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same of his own free will for the purposes therein set forth.

     IN WITNESS WHEREOF, I hereunto set my hand and official seal.

                              /s/ Pamela A. Cardin
                              -------------------------
                              Notary Public

SEAL                          My commission expires: